DECHERT PRICE & RHOADS
                         TEN POST OFFICE SQUARE -- SOUTH
                                   SUITE 1230
                        BOSTON, MASSACHUSETTS 02109-4603



                                                              December 28, 2000


Ivy Fund
Via Mizner Financial Plaza
700 South Federal Highway

Suite 300
Boca Raton, Florida  33432

Dear Sirs:

         As counsel for Ivy Fund (the "Trust"), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-1028), and the Prospectuses contained in Post-Effective Amendment No. 119 to the Trust's registration statement relating to the Class A, Class B, Class C, Class I and Advisor Class shares of beneficial interest of Ivy International Growth Fund (the "Shares") being filed under the Securities Act of 1933, as amended (File No. 2-17613) ("Post-Effective Amendment No. 119"). We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

         Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the Prospectuses for the Fund and delivered by the Trust against receipt of the net asset value of the Shares, will be issued as fully paid and nonassessable shares of the Trust.

         We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 119.

                                                     Very truly yours,



                                                     /s/ DECHERT